April 23, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Nicholas P. Panos

Re: Gleacher & Company, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed April 22, 2013
File No. 000-14140

Ladies and Gentlemen:

We submit this letter in response to the comments from the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 22, 2013 to Patricia Arciero-Craig, the General Counsel of Gleacher & Company, Inc. (the “Company”), relating to the above-referenced Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A.

For your reference, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

General

1.     Please submit a marked version of Amendment No. 1 reflecting changes as correspondence on EDGAR. Additionally, please file marked versions with subsequent amendments. See Exchange Act Rule 14a-6(h).

In accordance with the Staff’s comment, the Company has submitted a marked version of Amendment No. 1 reflecting changes as correspondence on EDGAR.  The Company hereby confirms that it will file marked versions with subsequent amendments.

2.     We note your disclosure that none of the proposals are considered “routine” matters. Please advise, us with a view towards revised disclosure, why the ratification of the appointment of your independent registered public accounting firm is classified as “non-routine” under New York Stock Exchange Rule 452.

We have been informed by the staff of the NYSE that, due to the fact that the proxy solicitation is being contested, all of the matters that are the subject of the proxy solicitation, including the ratification of auditors, are considered non-routine.  As a

April 23, 2013

result, brokers may not exercise discretionary authority under Rule 452 with respect to any of the matters that are the subject of the solicitation.  We have since inquired of our proxy solicitor and reviewed proxy statements filed by other companies in similar circumstances and confirmed that this position is consistent with market practice.

3.     Notwithstanding the last sentence of Item 5(b)(iii) of Schedule 14A, the introductory language to that item requires Gleacher to state whether or not the disclosure requirement applies to any participant. Please confirm to us that no participant has been convicted in a criminal proceeding in the last ten years or direct us to where that disclosure has been made.

In accordance with the Staff’s comment, the Company hereby confirms that no participant has been convicted in a criminal proceeding in the last ten years.

Who is Paying for this proxy solicitation?, page 8

4.     We note the disclosures which have been added in response to prior comment 5. Please also include a description of the material features of any contract or arrangement with Georgeson, and disclose the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the entire solicitation and not just the fees payable to Georgeson. See Items 4(b)(3)(i) and 4(b)(4) of Schedule 14A.

In accordance with the Staff’s comment, the Company has revised page 8 and 9 of the proxy statement to include a description of the material features of any contract or arrangement with Georgeson, and to disclose the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the entire solicitation.  Please see page 8 and 9 and Appendix A of Amendment No. 2 to the Company’s Preliminary Proxy Statement.

Compensation Discussion and Analysis, page 36

5.     Please revise the reference to “Proposal 1” on page 38.

In accordance with the Staff’s comment, the Company has removed the reference to Proposal 1 on page 38 of Amendment No. 2 to the Company’s Preliminary Proxy Statement.

Potential Payments Upon Termination or Change in Control, page 55

6.     We recognize that disclosures have been included regarding potential payments following termination in connection with a “change in control” in this section. Please advise us, with a view towards revised disclosure, if applicable, whether the anticipated election of directors would constitute a “change in control” within the meaning of any of Gleacher’s named executive officers’ compensation arrangements and, if so, whether any payments would be triggered absent a subsequent termination event.

In accordance with the Staff’s comment, the Company has included additional disclosure in the proxy statement. Please see page 55 of Amendment No. 2 to the Company’s Preliminary Proxy Statement.

* * * * *

April 23, 2013

In response to the Staff’s request, the Company hereby acknowledges as follows:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  We hope our responses have been complete and answer your questions.  If you have further questions or if you need any additional information, or if you wish to discuss this letter or any related matter in greater detail, please contact me at (212) 273-7305.

Sincerely yours,

Patricia Arciero-Craig
General Counsel and Secretary

cc:       Donald J. Murray, Esq.
Covington & Burling LLP
620 8th Avenue
New York, New York 10018
(tel) 212-841-1101